EXECUTION COPY

ASSET PURCHASE AGREEMENT

BETWEEN

VISION ACQUISITION CORPORATION

(BUYER)

AND

PEEK TRAFFIC, INC.

PEEK TRAFFIC SYSTEMS, INC.

(SELLERS)

Dated: December 10, 2003

Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated the 10th day of December, 2003, by and among Vision Acquisition Corporation, a Delaware corporation (“Buyer”), and Peek Traffic, Inc., a Delaware corporation (“PTI”) and Peek Traffic Systems, Inc., a Florida corporation (“PTSI”) (PTI and PTSI, together “Sellers”).

RECITALS

A.                                   PTI and PTSI are engaged in the manufacture and sale of traffic and intersection controllers, signals, detectors, automatic data recorders, tolling systems, closed loop multiple arterial traffic systems, public transport tracking systems, video track camera systems and red-light enforcement systems, and related software for all such systems and products for the transportation industry in the United States, Canada and Mexico (the “Business”).  PTI and PTSI also own a business engaged in the manufacture and sale of (i) parking products for access control, payment and related informational systems and (ii) real-time passenger information products public transportation systems including the Vetag, Vecom and related public transportation hardware and services and Lineria software (the “Excluded Business”);

B.                                     Buyer desires to acquire the Business, but not the Excluded Business, by acquiring all of the assets and certain liabilities relating to the Business on the terms and conditions set forth herein;

C.                                     Sellers desire to sell, convey and transfer to Buyer the Business on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the mutual representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                   Certain Matters of Construction.  In addition to the definitions set forth below in this Section 1:

(a)                                  The words “hereof”, “herein”, “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

(b)                                 Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

(c)                                  Accounting terms used herein and not otherwise defined herein are used herein as defined by Generally Accepted Accounting Principles in effect as of the date hereof.

(d)                                 All references in this Agreement to any Section shall, unless the context otherwise requires, be deemed to be a reference to a Section of this Agreement.

(e)                                  All references in this Agreement to any Annex, Exhibit or Schedule shall, unless the context otherwise requires, be deemed to be a reference to an Exhibit or Schedule, as the case may be, to this Agreement, all of which are made a part of this Agreement.

(f)                                    Unless otherwise specified, all references to “dollars” or “$” shall be deemed to be a reference to currency of the United States of America.

(g)                                 The word “including” shall mean including without limitation.

Section 1.2                                   Cross-Reference Table.  The following terms defined elsewhere in this Agreement in the Sections set forth below shall have the respective meanings therein defined:

Term	Definition

Acquired Assets	Section 2.1
Annual Financials	Section 4.2
Assumed Liabilities	Section 2.2
Business Records	Section 2.1(h)
Buyer	Preamble
Buyer Indemnified Party	Section 6.2(a)
Cash Consideration	Section 2.6(a)
Closing	Section 2.8
Closing Date	Section 2.8
Consideration	Section 2.6
Consideration Stock	Section 2.6(b)
Contracts	Section 4.14
De Minimus Cost	Section 6.2(b)
Disclosure Schedules	Section 3.1
Exchange Act	Section 3.2(f)
Excluded Assets	Section 2.3
Excluded Business	Recital A
Excluded Liabilities	Section 2.4
Financial Statements	Section 4.2

Indemnified Party	Section 6.6
Indemnifying Party	Section 6.6
Insurance Policies	Section 4.16
Interim Financials	Section 4.2
Inventory	Section 2.1(c)
Leases	Section 4.9(b)
Licenses	Section 4.10(d)
Most Recent Fiscal Month End	Section 4.2
Permits	Section 4.5
Quixote	Section 2.6(b)
Receivables	Section 2.1(b)
SEC	Section 3.2(f)
SEC Reports	Section 3.2(f)
Securities Act	Section 3.1(f)
Sellers	Preamble
Transactions	Section 5.4(b)

Section 1.3                                   Certain Definitions.  The following terms shall have the following meanings.

“Action” shall mean any action, cause of action or suit (in contract or tort or otherwise), arbitration, proceeding by or before any Governmental Authority.

“Affiliate” means as to a specified Person, a Person, directly or indirectly, controlling, or controlled by, or under direct or indirect common control with, such specified Person (including, without limitation, any subsidiary).

“Business” has the meaning set forth in the Preamble.

“Business Employees” means employees of Sellers whose primary responsibility is to the Business, but does not include Andy Roake, Robert Earley, Andy Clark, Susie Miller and Stephen Mullin.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any information concerning the Business that is not already generally available to the public.

“Contractual Obligation” shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, indenture, commitment, undertaking, arrangement or understanding, written or oral, or other document or instrument, including, without limitation, any document or instrument evidencing or otherwise relating to any indebtedness to which or by which such Person is a party or otherwise subject or bound or to which or by which any property or right of such Person is subject or bound.

“Employee Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Sec. 3(2), including any Multiemployer Plan.

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Sec. 2(1), including any Multiemployer Plan.

“Enforceable” or “enforceable” means with respect to any Contractual Obligation, that such Contractual Obligation is the legal, valid and binding obligation of the person in question, enforceable against such person in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights, generally or by the principles governing the availability of equitable remedies.

“Environmental Laws” means any and all Legal Requirements relating to the protection of the environment, including without limitation, Legal Requirements regulating air pollution, water pollution, land pollution, noise control, wetlands, natural resources, wildlife, Hazardous Materials, or the protection of human health from exposure to Hazardous Materials.  Environmental Laws shall include, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), the Clean Air Act, the Water Pollution Control Act, the Emergency Planning and Community Right to Know Act (“EPCRA”), the Oil Pollution Act, and the Toxic Substances Control Act (“TSCA”), the Occupational Safety and Health Act (“OSHA”), and any amendments thereto and all analogous state laws and local laws.

“Environmental Liabilities” means any and all Liabilities, arising out of, relating to, or resulting from the presence, generation, use, handling, transport, recycling, reclamation, disposal, treatment, storage, or Release of any Hazardous Materials, or the failure or alleged failure to comply with any Environmental Law on or before the Closing.  Environmental Liabilities include any cost of investigation, remediating, removing, or disposing of any Hazardous Materials, any medical monitoring of or treatment to persons exposed or allegedly exposed to such Hazardous Materials, and other related costs or expenses, including without limitation, reasonable attorney’s and consultant’s fees and reasonable disbursements; provided any such cost or expense shall be both reasonable and either necessary or advisable given the totality of the circumstances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect on the date or during the periods of time with respect to which such defined term is referenced.

“ERISA Affiliate” means any incorporated or unincorporated trade or business which is, or at the relevant time, was under common control with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m), or (o) of the Code.

“Europe” shall mean all of the countries listed on Schedule 1.3.

“Extremely Hazardous Substance” has the meaning set forth in Sec. 302 of EPCRA.

“Fiduciary” has the meaning set forth in ERISA Sec. 3(21).

“Formula Price Per Share” means the amount that is equal to the arithmetic average of the closing sale prices of a share of common stock of Quixote Corporation as reported on the NASDAQ national market for the one hundred and twenty (120) trading days immediately prior to the fourth (4th) day prior to the particular date; provided however, the Formula Price Per Share shall not be greater than $30.00 or less than $20.00.

“Generally Accepted Accounting Principles” shall mean generally accepted accounting principles, as defined by the United States Financial Accounting Standards Board from time to time with respect to any financial statement referred to herein, as of the respective date of such financial statement.

“Governmental Authority” shall mean any federal, state, local or foreign government, regulatory or administrative agency, governmental commission, court or tribunal (or any department, bureau or division thereof) or any arbitral body.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (i) oil or other petroleum products; (ii) “hazardous wastes” as defined by RCRA or any similar Environmental Law; (iii) “hazardous substances” as defined by CERCLA or any similar Environmental Law; (iv) “hazardous materials” as defined by the federal Hazardous Materials Transportation Act or any similar Environmental Law; (v) “pollutants” as defined by the federal Clean Water Act or Clean Air Act, or any similar Environmental Law; (vi) asbestos, PCBs, and other substances regulated by TSCA or any similar Environmental Law; (vii) “hazardous chemicals” as defined by OSHA’s Hazard Communication Standard or any similar Environmental Law; (viii) radioactive materials subject to the U.S. Atomic Energy Act or any similar Environmental Law, regulation, ordinance or order; and (ix) any other pollutant, contaminant, chemical, or substance defined or regulated as hazardous or toxic by an Environmental Law.

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuances, continuances-in-part, revisions, extensions, and re-examinations thereof, (b) all trademarks, service marks, trade dress, logos, and trade names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets, research and development, and know-how, (f) all computer software (including data and related documentation) whether such software is for internal use or for use by customers with products and systems, (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge” means, whenever reference is made herein to the knowledge of any Person with respect to any matter, the actual knowledge of such Person after conducting a reasonable inquiry.  With respect to Sellers, “Knowledge” means the actual knowledge, after reasonable inquiry, of Andy Roake, Andy Clark, Robert Earley and Tim O’Leary.

“Legal Requirement” shall mean any applicable federal, state, local or foreign law, statute, standard, ordinance, code, order, rule, regulation, resolution or promulgation, or any Governmental Order, or any license, franchise, consent, approval, permit or similar right granted under any of the foregoing, or any similar provision having the force and effect of law, all as from time to time in effect.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” shall mean any mortgage, pledge, lien, security interest, charge, claim, attachment, equity, encumbrance, restriction on transfer (or, in the case of capital stock, restrictions on the transfer or voting of such securities), conditional sale or other title retention device or arrangement (including, without limitation, a capital lease), transfer for the purpose of subjection to the payment of any debt, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due, or if due, not delinquent or being contested in good faith by appropriate proceedings, (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same do not detract from the value of the property encumbered thereby or impair the use of such property in the Business as currently conducted or proposed to be conducted, (iii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confirmed to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due, (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security, (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, (vi) statutory or common law liens to secure claims for labor, materials or supplies and other like liens, which secure obligations to the extent that (A) payment of such obligations is not in arrears or otherwise due and (B) such liens do not and will not, individually or in the aggregate, have a Material Adverse Effect or materially affect the use of any Real Property, and (vii) restrictions on transfer of securities imposed by applicable state and federal securities laws.

“Losses” shall mean any and all losses, damages, Liabilities, causes of action, claims, awards (including awards of punitive or treble damages or interest), fines, penalties, costs and expenses (including reasonable legal fees and expenses and costs and expenses of collection).

“Material” or “material” shall mean, with respect to any asset, Liability, contract or event, or group or series of related assets, Liabilities, contracts or events, $30,000, determined with respect to the impact on earnings before interest, Taxes, depreciation and amortization charges during any 12 month period.

“Material Adverse Effect” shall mean any adverse change in or effect on the business, operations, assets, or financial condition of such Person which, when considered either singly or together with all other adverse changes and effects with respect to which such phrase is used in this Agreement with respect to such Person, is material to such Person (provided that none of the following, alone or in combination, shall constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred or will occur: (i) changes in general market or industry conditions affecting the Business; or (ii) the public announcement or other disclosure of this Agreement or the transactions contemplated by this Agreement).

“Meister Receivable” means any receivable of Sellers relating to PTI’s distribution agreement with Meister Electronics, Inc.

“Most Recent Balance Sheet” means the balance sheet of the Sellers contained in the Interim Financials.

“Multiemployer Plan” has the meaning set forth in ERISA Sec. 4001(a)(3).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity, pricing, payment terms and frequency).

“Palmetto Lease” means the lease dated as of September 5, 2001 between Gulfcoast Property No. 1, LLC, as landlord, and Peek Holding Corporation, as tenant.

“PAM Receivable” means any amounts received by Sellers from Professional Account Management L.L.C. relating to the collection of the 27,296 past due red light violations pursuant to PTI’s redlight enforcement contracts.

“Parties” means Buyer and Sellers.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Prohibited Transaction” has the meaning set forth in ERISA Sec. 406 and Code Sec. 4975.

“Real Property” means all of the real property and fixtures and other improvements constituting real property, whether owned or leased, used in the Business.

“Release” shall mean any and all releasing, spilling, leaking, pumping, pouring, emitting emptying, discharging, injecting, escaping, leaching, disposing, dumping, and any other means by which any Hazardous Materials are introduced into or travel through the environment.

“Reportable Event” has the meaning set forth in ERISA Sec. 4043(b) other than those events as to which the 30-day notice period is waived.

“Tax” means any U.S. federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), custom duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“TESI Receivable” means any receivable of Sellers relating to Traffic Engineering and Sales, Inc. and TESI Mid-Atlantic, Inc.

ARTICLE II

THE TRANSACTION

Section 2.1                                   Acquired Assets.  On the terms of this Agreement, and in exchange for the payment of the Consideration and the assumption of the Assumed

Liabilities referred to below, Buyer agrees to purchase, acquire, assume, and accept from the Sellers, and the Sellers agree to sell, convey, transfer, assign and deliver to Buyer, the following:

(a)                                  cash in all accounts, all prepaid expenses, prepaid accounts and security deposits of Sellers held in connection with the Business;

(b)                                 all rights to receive payment in respect of work performed or partially performed or products produced and sold, or committed to be sold, in connection with the Business at the Closing Date (“Receivables”), including the Meister Receivable but excluding the PAM Receivable and the TESI Receivable;

(c)                                  all inventory, stock in trade, work in process, finished units, repair and replacement parts, and raw materials used in the Business (including goods in transit, consigned inventory, inventory sold on approval and rental inventory) at the Closing Date (“Inventory”);

(d)                                 all equipment (including spare parts), machinery, leasehold improvements, furniture, fixtures, furnishings, materials and supplies, data processing hardware, jigs, molds, tools, and dies and other personal property, wherever situated, owned by Sellers and used in the Business at the Closing Date, including but not limited to the furniture, servers, and computers listed on Schedule 2.1(d);

(e)                                  subject to Section 2.5 hereof, all of the right, title and interest of Sellers in and to the leases of furniture, fixtures, equipment, machinery, motor vehicles and other personal and real property relating to the Business entered into and not terminated immediately prior to the Closing Date;

(f)                                    subject to Section 2.5 hereof, all of the right, title and interest of Sellers in and to all contracts, agreements and commitments including sales orders, purchase orders, and quotes relating to the Business entered into and not terminated immediately prior to the Closing;

(g)                                 all of the right, title and interest of Sellers in and to all customers lists, customers, marketing data and plans of the Business, advertising and display materials, trade show booths and structures, sales literature, promotional material, catalogs, samples, demos and prototypes;

(h)                                 all of the right, title and interest of Sellers in and to all Business records, human resources and personnel records, sales orders, files, engineering files, studies, surveys, customer and supplier data, pricing and cost information, technical information, purchase orders and commitments, invoices, manufacturing records, research and development records, engineering data and plans, manufacturing and production processes and techniques, customer and suppliers lists and data, pricing and cost information, business marketing plans and data, formulae, specifications, designs, drawings and other documents and writings relating to the Business and all other files and records used in or related to the Business (the “Business Records”);

(i)                                     all of the right, title and interest of Sellers in and to all of the Intellectual Property relating to the Business owned or used by Sellers at the Closing Date, telephone and facsimile numbers used by Sellers, the websites, the domain names, electronic mail addresses, and domain name applications and energy credits including but not limited to the items identified on Schedule 2.1(i); and

(j)                                     subject to Section 2.5 hereof, all of the Sellers’ rights under any registration, license, certificate of occupancy, permit or approval of any nature or grandfathered practice or authorization that permits Sellers to use the Acquired Assets and to operate the Business; all ISO, GSA, QPL, UL and NTCIP certifications for Sellers’ products and facilities; all rights benefiting Sellers under any warranty, express or implied, which relate to the Acquired Assets, and all other assets, other than the Excluded Assets, which are used in and are necessary to operate the Business in substantially the same manner as conducted on the date hereof.

The assets and property to be sold by Sellers and acquired by Buyer in accordance with this Agreement are hereinafter collectively referred to as the “Acquired Assets.”  The Acquired Assets include all assets listed above in Section 2.1 (a) - (j) used in connection with the Business by Sellers at the Closing, other than the Excluded Assets.  The erroneous omission of any of the Acquired Assets from any schedule or schedules hereto shall not preclude the acquisition by Buyer of such Acquired Assets in the same manner as if such Acquired Assets had been included in such schedule or schedules.

Section 2.2                                   Assumption of Specified Liabilities.  At Closing, Buyer shall assume the following liabilities and obligations of Sellers (“Assumed Liabilities”), but only to the extent such obligations and liabilities do not arise from a breach occurring prior to the Closing Date, which shall thereafter be performed and paid by Buyer when due:

(a)                                  all contracts, agreements, obligations and commitments of Sellers pertaining to the Business (other than Excluded Liabilities), whether liquidated or unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise in existence as of the Closing Date, including without limitation those listed on Schedule 2.2(a) (whether or not assignments of such contracts, agreements and commitments are obtained in accordance with Section 2.5); provided however, that Buyer shall only assume such Liabilities not disclosed on Schedule 2.2(a) to the extent such Liabilities are not individually material;

(b)                                 all trade accounts payable pertaining to the Business listed on Schedule 2.2(b); provided however, that Buyer shall only assume such Liabilities not disclosed on Schedule 2.2(b) to the extent such Liabilities are not individually material;

(c)                                  accrued and recorded expenses relating to the Business arising in the Ordinary Course of Business listed on Schedule 2.2(c);

(d)                                 subject to Section 6.2(a)(iv), all product liability and product warranty claims arising out of Sellers’ conduct of the Business; and

(e)                                  all Liabilities relating to the Business or the Acquired Assets incurred by Buyer or resulting from Buyer’s actions or inactions on or after the Closing Date.

Section 2.3                                   Excluded Assets.  Notwithstanding the foregoing, the Acquired Assets will not include and Buyer will not purchase the following assets of Sellers (the “Excluded Assets”) which will remain the property of Sellers:

(a)                                  bank accounts of Sellers, the corporate seal, Certificate of Incorporation, minute books, stock books, Tax Returns, books of account or other records relating to the corporate organization of each of the Sellers;

(b)                                 any rights of Sellers under this Agreement or under any other agreement between Sellers and Buyer entered into on or after the date of this Agreement;

(c)                                  prepaid Taxes and any rights of Sellers to any Federal, state, local or foreign Tax refunds, carry forwards, or carry backs or any payment under any Tax sharing, Tax allocation, or similar agreements;

(d)                                 the contracts, agreements, commitments and Intellectual Property which relate to the Excluded Business;

(e)                                  machinery, equipment, inventory, furniture, fixtures, leasehold improvements, and other personal property which relate to the Excluded Business listed on Schedule 2.3(e);

(f)                                    all assets including the accounts receivable (except the Meister Receivable) of the Excluded Business;

(g)                                 the capital stock of each of the Sellers or any direct or indirect subsidiary of each of the Sellers;

(h)                                 insurance policies of Sellers insuring the Business or the Excluded Business;

(i)                                     the PAM Receivable and that TESI Receivable; and

(j)                                     intercompany accounts receivable to the extent they are not Acquired Assets.

Section 2.4                                   Excluded Liabilities.  Buyer will not assume or have any obligations with respect to any other Liabilities of the Sellers not specifically assumed pursuant to Section 2.1 and Section 2.2.  Without limiting the foregoing, Buyer will not assume or become liable or otherwise obligated for the following Liabilities (“Excluded Liabilities”):

(a)                                  any Liability of Sellers for personal injury or death (but excluding subject to Section 2.2(d), product warranty and product liability claims arising out of Sellers’ conduct of the Business) arising out of Sellers’ conduct of the Business or any of their other lines of business other than the Business prior to the Closing, whether or not any claim or litigation has been instituted with respect thereto and whether or not any claim is covered, partially or fully, by insurance, provided that any such insurance coverage of a claim shall be applied toward satisfaction of such covered claim;

(b)                                 any Liability to any current or former Affiliate, stockholder, partner, director or controlling person of either of the Sellers, any obligation to any other Person affiliated with the Sellers, their Affiliates or predecessors, or any obligation for intercompany payables or any guarantees of indebtedness of Sellers or any of their Affiliates or predecessors;

(c)                                  any Liability of Sellers for any Tax that arose on or prior to Closing, including but not limited to (i) any income Tax payable by Sellers with respect to the Business; (ii) any Tax payable by Sellers with respect to the ownership, possession, purchase, lease, sale, disposition or use of assets at any time, including without limitation, the Acquired Assets; or (iii) any obligation for any Tax of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, foreign or subsequent law), as a transferee or successor, by agreement or otherwise;

(d)                                 except as set forth in Section 3(d) of the Transition Services Agreement, any Liability of Sellers relating to the employment of current or former employees, independent contractors, officers or directors of Sellers relating to periods prior to Closing, including but not limited to claims for salaries, wages, severance pay, vacation pay or health and welfare benefits, workers compensation, violation or alleged violation of any agreements, Legal Requirement, employment practices or the condition of the work place, whether based on breach of contract, wrongful discharge, retaliatory discharge, bad faith, impairment of economic opportunity, intentional infliction of emotional harm or any other tort, violations of any constitutional right, or any other form of hiring or employment discrimination to the extent not reflected or reserved on the Most Recent Balance Sheet;

(e)                                  any Environmental Liability;

(f)                                    any Actions against Sellers or any of their stockholders pertaining to the conduct of the Business prior to Closing;

(g)                                 any bank debt of Sellers;

(h)                                 any fees, expenses or other payments incurred or owed by Sellers to any brokers, finders, agents or comparable other persons retained or employed by Sellers in connection with the transaction contemplated by this Agreement; and

(i)                                     any Liability relating to or arising from the Excluded Assets or the Excluded Business.

Section 2.5                                   Nonassignability of Assets.  Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, conveyance, assignment, sublease, transfer, or delivery or attempted sale, conveyance, sublease, assignment, transfer, or delivery to Buyer, of any asset that would be an Acquired Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable law or would require any authorizations, approvals, consents or waivers of a Government Authority or other third party, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, conveyance, assignment, sublease, transfer, or delivery of such assets and this Agreement shall not constitute a sale, conveyance, assignment, sublease, transfer, or delivery of such asset or an attempt thereof.  Following the Closing, the Parties shall use their reasonable efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that neither Sellers nor Buyer shall be required to pay any consideration for any such authorization, approval, consent or waiver other than filing, recordation or similar fees which shall be paid by the Party who is required by law or course of dealing to do so.  Pending such authorization, approval, consent or waiver, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide the Buyer the benefits of such assets and to Sellers the benefits, including any indemnities, that they would have obtained had the asset been conveyed to Buyer at the Closing.

To the extent that Buyer is provided the benefits pursuant to this Section 2.5 of any asset, Buyer shall perform for the benefit of Sellers the obligations of Sellers thereunder and any related Liabilities that, but for the lack of an authorization, approval, consent or waiver to assign such Liabilities to Buyer, would be Assumed Liabilities and such obligations and liabilities shall be deemed to be Assumed Liabilities.  Once authorization, approval consent or waiver for the sale, conveyance, assignment, sublease, transfer, or delivery of any such asset not sold, conveyed, assigned, subleased, transferred, or delivered at the Closing is obtained, Sellers shall assign, transfer, convey and delivery such asset to Buyer following the Closing pursuant to this Section 2.5, then Buyer and Sellers shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the Parties the economic (taking into account costs and benefits) and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by Buyer of the obligations thereunder.  Sellers shall hold in trust for, and pay to Buyer promptly upon receipt thereof, all income, proceeds and other monies received by Sellers or any of their Affiliates in connection with its use of any assets (net of any Taxes and any other costs imposed upon Sellers or any of their Affiliates) in connection with the arrangements under this Section 2.5.

Section 2.6                                   Purchase Price.  In addition to assuming the Assumed Liabilities and subject to Section 2.7, Buyer will pay Sellers consideration (the “Consideration”)

of Fifteen Million Three Hundred and Ninety-One Thousand Seven Hundred and Sixty Dollars ($15,391,760.00) as follows:

(a)                                  delivery of Ten Million Eight Hundred and Ninety-One Thousand Seven Hundred and Sixty Dollars ($10,891,760.00) in cash by wire transfer to an account specified by Sellers (the “Cash Consideration”); and

(b)                                 delivery of One Hundred and Eighty Thousand Seven Hundred Twenty Three (180,723) shares of common stock of Quixote Corporation (“Quixote”), $0.01 2/3 par value (the “Consideration Stock”), valued at the Formula Price Per Share equal to $24.90 which equals, in the aggregate, Four Million Five Hundred Thousand Dollars ($4,500,000.00).

Section 2.7                                   Allocation.  The Parties agree to negotiate the allocation of the Consideration (which for the purposes of this Section 2.7 only, shall include the Assumed Liabilities and all other costs that are capitalized for United States federal income Tax purposes) among the Acquired Assets (which for the purposes of this Section 2.7 only, shall include the Sellers’ covenants not to disclose contained in Section 5.4 and not to compete contained in the Non-Competition Agreement to be executed at Closing for all purposes (including financial accounting and Tax purposes) within 60 days following the Closing Date.  In the event that the Parties are unable to reach an agreement concerning the allocation of the Consideration prior to the expiration of the 60-day period, the Parties shall submit the matter to a public accounting firm with nationally recognized Tax, auditing and appraisal expertise selected jointly by the Parties.  The determination of the allocation of the Consideration by such firm shall be binding on the Parties for all purposes.  The cost of employing any such firm shall be borne one-half by the Buyer and one-half by the Sellers.  Buyer and Sellers shall report, act and file Tax Returns in all respects and for all purposes consistent with such allocation.  Neither Buyer nor Seller shall take any position (whether in audits, Tax Returns or otherwise) which is inconsistent with such allocation unless otherwise required by any Legal Requirement.

Section 2.8                                   The Closing.  The closing of this transaction (the “Closing”) will take place at the offices of Sellers on December 10, 2003 or the first business day following satisfaction or waiver of all conditions to the obligations of the Parties to consummate the acquisition other than conditions that by their nature are to be satisfied at the Closing, or such other date or place as the Parties may mutually determine (the “Closing Date”).

Section 2.9                                   Deliveries at the Closing.

(a)                                  Deliveries by Sellers.  At Closing, Sellers will deliver to Buyer the following executed documents:

(1)                                  the Bill of Sale substantially in the form of Exhibit A;

(2)                                  the Assignment of the Intellectual Property substantially in the form of Exhibit B;

(3)                                  the Employment Agreement executed by Tim O’Leary substantially in the form of Exhibit C;

(4)                                  the Perpetual License Agreement substantially in the form of Exhibit D;

(5)                                  the Investor Standstill Agreement executed by Sellers’ parent company substantially in the form of Exhibit E;

(6)                                  the Non-Competition Agreement executed by the Sellers and Affiliates substantially in the form of Exhibit F;

(7)                                  the consents of the third parties to the assignment of particular contracts identified on Annex I; and

(8)                                  various certificates, instruments, and documents as Buyer may reasonably request.

(b)                                 Deliveries by the Buyer.  At Closing, Buyer will deliver to Sellers the following:

(1)                                  the Cash Consideration;

(2)                                  the Consideration Stock, each certificate bearing a legend restricting transfer pending securities law registration;

(3)                                  the executed Guaranty of Quixote substantially in the form of Exhibit G; and

(4)                                  various certificates, instruments and documents as Sellers may reasonably request.

(c)                                  Joint Deliveries.  At Closing, Sellers and Buyer will deliver to each other executed copies of the following:

(1)                                  the Transition Services Agreement substantially in the form of Exhibit H;

(2)                                  the Registration Rights Agreement substantially in the form of Exhibit I;

(3)                                  the Escrow Agreement substantially in the form of Exhibit J; and

(4)                                  the Assignment and Assumption Agreement substantially in the form of Exhibit K.

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING THE TRANSACTION

Section 3.1                                   Representations and Warranties of Sellers Concerning the Transaction.  Each of the Sellers, jointly and severally, represents and warrants to Buyer subject to the exceptions disclosed in the Schedules hereto (“Disclosure Schedules”) that:

(a)                                  Organization of Sellers.  Each of the Sellers is a corporation duly organized, validly existing and in good standing under the laws of the State identified on Schedule 3.1.

(b)                                 Authorization of Transaction.  Each of the Sellers has full corporate power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder.  This Agreement constitutes a legal, valid and binding obligation of each Seller, enforceable against each of the Sellers in accordance with its terms.  Sellers need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement.

(c)                                  Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated herein, will (i) violate any Legal Requirement or Governmental Order to which either of the Sellers is subject or any provision of its charter or bylaws; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel, or require any notice under any Contractual Obligation to which either of the Sellers is a party or by which either of them is bound or to which any of its assets is subject.

(d)                                 Brokers’ Fees. Sellers have no Liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

(e)                                  Litigation.  No Action is pending or, to Sellers’ Knowledge, threatened (i) against either Sellers or their Affiliates with respect to which there is a reasonable likelihood of a determination which would have a Material Adverse Effect on the ability of either Seller to perform its obligations under this Agreement or (ii) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated herein.  Neither Sellers nor any of their Affiliates is subject to any outstanding Governmental Order which would have a Material Adverse Effect on the ability of Sellers to perform their obligations under this Agreement.

(f)                                    Investment.  Each of Sellers understands that (A) at Closing, the Consideration Stock will not be registered under the Securities Act of 1933 (“Securities Act”) or under any state securities laws, (B) the Consideration Stock cannot be resold unless such resale is registered under the Securities Act and applicable state laws, or unless being offered and sold in reliance upon an exemption thereon, and (C) Buyer has a contractual obligation to effect a registration of the Consideration Stock under the terms and conditions set forth in the Registration Rights Agreement, but there are circumstances beyond Buyer’s control that may prevent or delay registration of the Consideration Stock.  Each Seller (i) is acquiring the Consideration Stock solely for its own account for investment purposes, and not with a view to the distribution thereof, subject to the Registration Rights Agreement to be executed at the Closing, (ii) is a sophisticated investor with knowledge and experience in business and financial matters, (iii) has received the SEC Reports concerning Quixote and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Consideration Stock, and (iv) is able to bear the economic risk and lack of liquidity inherent in holding the Consideration Shares.

Section 3.2                                   Representations and Warranties of Buyer Concerning the Transaction.  Buyer represents and warrants to Sellers as follows:

(a)                                  Organization of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)                                 Authorization of Transaction.  Buyer has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in according with its terms.  Buyer need not give any notice to, make any filings with, or obtain any authorization, consent, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement.

(c)                                  Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated herein, will (i) violate any Legal Requirement or Governmental Order to which Buyer is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify, or cancel, or require any notice under any Contractual Obligation to which Buyer is a party or by which it is bound or to which any of its assets is subject.

(d)                                 Brokers’ Fees.  Buyer has no Liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Sellers could become liable or obligated.

(e)                                  Litigation.  No Action is pending or, to Buyer’s Knowledge, threatened (i) against Buyer or any of its Affiliates with respect to which there is a reasonable likelihood of a determination which would have a Material Adverse Effect on the ability of Buyer to perform its obligations under this Agreement or (ii) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated herein.  Neither Buyer nor any of its Affiliates is subject to any outstanding

Governmental Order which would have a Material Adverse Effect on the ability of Buyer or Buyer’s Affiliates to perform their obligations under this Agreement.

(f)                                    SEC Reports.  Quixote has filed all required forms, reports and documents with the Securities and Exchange Commission (“SEC”) since June 30, 2002, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each as in effect on the date so filed.  Quixote has heretofore delivered to Sellers, in the form filed with the SEC (including any amendments thereto), Quixote’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, Quixote’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and Quixote’s definitive proxy statement filed with the SEC at the time of or subsequent to such annual report (such annual report, quarterly report and subsequent reports being referred to herein collectively as the “SEC Reports”).  The SEC Reports comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rule and regulations promulgated thereunder.  None of the SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except to the extent that information in any SEC Report has been reused or superseded by a later filed SEC Report filed and publicly available prior to the date hereof, none of the SEC Reports contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, not misleading.  The audited consolidated financial statements of Quixote included in Quixote’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003 were prepared in accordance with Generally Accepted Accounting Principles consistently applied throughout the periods specified therein, and present fairly, in all material respects, the consolidated financial position and results of operations of Quixote for the periods specified therein.  Since July 1, 2003, there has been no Material Adverse Effect on Quixote’s business, and Quixote has disclosed to Sellers any material adverse information related to Quixote.  For purposes of this Section 3.2(f), “material” has the meaning used by courts and the SEC when applying the Securities Act and the Exchange Act to particular facts and circumstances.

(g)                                 Consideration Stock.  The Consideration Stock is duly authorized, validly issued, fully paid and nonassessable and upon delivery to Sellers or their Affiliates, Sellers or their Affiliates will acquire good and valid title to such Consideration Stock, free of any adverse claim.

(h)                                 No Additional Representations.  Buyer acknowledges that it and its representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, Contracts, Insurance Policies (or summaries thereof) and other properties and assets of the Business that it and its representatives have desired or requested to see or review, and that it and its representatives have had a full opportunity to meet with the officers and employees of Sellers to discuss the Business.  Buyer acknowledges that none of the Sellers or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Business furnished or made available to Buyer and its representatives, except as expressly set forth in this Agreement or the Disclosure Schedules.  Buyer acknowledges that Buyer is acquiring the Acquired Assets without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

CONCERNING THE BUSINESS

Each of Sellers, jointly and severally, represents and warrants to Buyer subject to the exceptions disclosed in the Disclosure Schedules as follows:

Section 4.1                                   Corporate Organization.  PTI and PTSI are qualified to do business and are in good standing in the jurisdictions identified on Schedule 4.1.  Each of PTI and PTSI is authorized to conduct business as a foreign corporation, and is in good standing as such, in each jurisdiction in which it owns or leases real property or in which the failure to be so authorized and in good standing would have a Material Adverse Effect.  Each of PTI and PTSI has full corporate power and authority and all licenses, permits and authorizations necessary to carry on the Business as presently conducted.

Section 4.2                                   Financial Statements.  Attached hereto as Schedule 4.2 are the following financial statements (collectively the “Financial Statements”): (i) unaudited balance sheets and statements of income, as of and for the fiscal periods ended December 31, 2002 and December 31, 2001 for Sellers (“Annual Financials”); (ii) unaudited balance sheet and statement of income, as of and for the six (6) months ended June 28, 2003; and (iii) unaudited balance sheet and statements of income (the “Interim Financials”) as of and for the nine (9) months ended September 27, 2003 (the “Most Recent Fiscal Month End”) for Sellers.  Except as set forth on Schedule 4.2, the Financial Statements were prepared in accordance with Generally Accepted Accounting Principles applied on a consistent basis throughout the periods covered thereby, are correct and complete, and present fairly, in all material respects, the financial condition and the results of operations of Sellers, for such periods, and are consistent with the books and records of Sellers, (which books and records are correct and complete); provided, however, that the Interim Financials are subject to footnotes, normal year-end adjustments (which will not be material individually or in the aggregate), and that the Financial Statements do not comply with FAS109 with respect to provisions for Taxes.

Section 4.3                                   Operation in the Ordinary Course.  Except as set forth on Schedule 4.3, Sellers have operated the Business in the Ordinary Course of Business since September 27, 2003, including but not limited to payment of payables, collection of receivables, and retention of all cash received except for payments made to trade creditors and employees.  Sellers have not made any advances, loans, distributions, repayments or reimbursements to any Affiliates since September 27, 2003, except as set forth on Schedule 4.3.

Section 4.4                                   Subsequent Events.  Except as set forth on Schedule 4.4, since September 27, 2003, there has not been any Material Adverse Effect in the financial condition, operations, or results of operations of the Business.  Without limiting the generality of the foregoing, since that date:

(a)                                  Sellers have not sold, leased, transferred, or assigned any of its assets, tangible or intangible, used in the Business other than for a fair consideration in the Ordinary Course of Business;

(b)                                 Sellers have not entered into any Contractual Obligation (or series of related Contractual Obligations) (other than contracts to sell goods in the Ordinary Course of Business) either involving more than $50,000 or outside the Ordinary Course of Business;

(c)                                  no party has accelerated, terminated, modified or canceled any Contractual Obligation (or series of related Contractual Obligations) to which either Seller is a party or by which it is bound;

(d)                                 no Lien has been imposed upon any assets of Sellers, whether tangible or intangible;

(e)                                  Sellers have not made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 or outside the Ordinary Course of Business;

(f)                                    Sellers have not made any capital investment in, any loan to, or any acquisition of the assets of, any other Person (or series of related capital investments, loans and acquisitions), or paid or declared any dividend or distribution in cash, stock, or otherwise, to their stockholders;

(g)                                 Sellers have not issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(h)                                 Sellers have not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

(i)                                     Sellers have not canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $25,000 or outside the Ordinary Course of Business;

(j)                                     Sellers have not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(k)                                  Sellers have not experienced any material damage, destruction or loss (whether or not covered by insurance) to their property;

(l)                                     Sellers have not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any such existing contract or agreement;

(m)                               Sellers have not granted any increase in the base compensation of any of its officers and employees outside the Ordinary Course of Business;

(n)                                 Sellers have not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other plan, contract or commitment for the benefit of any of their officers and employees (or taken any such action with respect to any other Employee Benefit Plan);

(o)                                 Sellers have not made any other change in the employment terms for any of its officers and employees outside the Ordinary Course of Business;

(p)                                 Sellers have not made or pledged to make any charitable contribution outside the Ordinary Course of Business;

(q)                                 there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business with respect to the Business; and

(r)                                    Sellers have not committed to do any of the foregoing.

Section 4.5                                   Intentionally Left Blank.

Section 4.6                                   Legal Compliance.  Since January 1, 2000, Sellers have complied with all applicable Legal Requirements and no Action has been filed or commenced against Sellers alleging any failure to comply with any Legal Requirements.  Sellers have been duly granted and continue to hold, and at the Closing will hold, all material licenses, permits, consents, approvals, franchises and other authorizations under any Legal Requirement for the conduct of the Business as currently conducted including all permits (the “Permits”).  All of the Permits are now, and after giving effect to the Closing will be, in full force and effect.  Schedule 4.6 includes a list of all Permits and applications therefore that are material to the Business.  Sellers have not received any notice that any Governmental Authority or other licensing authority or association intends to revoke, cancel, rescind, modify in a material manner or refuse to renew in the Ordinary Course of Business any of the Permits set forth on Schedule 4.6.

Section 4.7                                   Tax Matters.  Except as set forth on Schedule 4.7, Sellers and its Affiliates have filed all Tax Returns that they were required to file.  All such Tax Returns were correct and complete in all material respects.  All material Taxes owed by Sellers and its Affiliates (whether or not shown on any Tax Return) have been paid or accrued.  Sellers and its Affiliates currently are not the beneficiary of any extension of time within which to file any Tax Return.

Section 4.8                                   Title to Assets.

(a)                              Sellers have good and marketable title to, or, in the case of property held under lease or other Contractual Obligation, a right to use under an enforceable lease or license, all of the properties, rights and assets, whether real or personal and whether tangible or intangible, used in the Business, including all properties, rights and assets reflected on the Most Recent Balance Sheet (except as sold or otherwise disposed of since September 27, 2003, in the Ordinary Course of Business or as otherwise required by this Agreement).  Except as described in Schedule 4.8, the assets are not subject to any Lien.  No personal property used by Sellers in connection with the Business is held under lease, security agreement, conditional sales contract, or other title retention or security arrangement or is located other than in the possession of Sellers, except as described in Schedule 4.8 hereto.

(b)                             Sellers have delivered to Buyer a complete and accurate list describing and specifying the location of all material tangible personal property owned by, in the possession of, or used by Sellers in connection with the Business, and such property constitutes all material tangible personal property necessary for the conduct by Sellers of the Business as now conducted, and necessary for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

(c)                              Except as set forth in Schedule 4.8, all the assets used in the Business (including all inventory and tooling) (i) are located at Sellers’ facilities in Palmetto, Florida, Bedford, Pennsylvania, High Point, North Carolina, Rocky Mount, North Carolina, Greensboro, North Carolina, Charlotte, North Carolina, and Wilmington, North Carolina and (ii) are in good operating condition and repair, ordinary wear and tear excepted.

Section 4.9                                   Real Property.

(a)                                  Seller owns no Real Property.

(b)                                 Schedule 4.9(b) lists and describes briefly all Real Property leased or subleased to or used by Sellers in the conduct of Business, and all leases and subleases relating thereto (the “Leases”).  Sellers have delivered to Buyer correct and complete copies of the Leases listed in Schedule 4.9(b).  With respect to each such Lease (other than the Palmetto Lease), except as set forth on Schedule 4.9(b):

(i)                                     the Lease is enforceable against Sellers and to Sellers’ Knowledge, the other parties thereto;

(ii)                                  the Lease will continue to be enforceable on identical terms following the consummation of the transactions contemplated hereby;

(iii)                               none of Sellers, and to Sellers’ Knowledge, no party to the Lease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration, thereunder;

(iv)                              none of Sellers, and to Sellers’ Knowledge, no party to the Lease has repudiated any provision thereof;

(v)                                 there are no disputes, oral agreements or forbearance programs in effect as to the Lease;

(vi)                              Sellers have not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Lease;

(vii)                           all facilities leased or subleased thereunder have received all approvals of Governmental Authorities (including licenses and permits) required of Sellers in connection with the operation thereof and have been operated and maintained in accordance with applicable Legal Requirements; and

(ix)                                all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities in the Ordinary Course of Business.

Section 4.10                            Intellectual Property.

(a)                                  Sellers own or have the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of the Business as presently conducted.  Except as set forth in Schedule 4.10(a), each item of Intellectual Property owned or used by Sellers with respect to the Business will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder.  Except as set forth on Schedule 4.10(a), Sellers have taken all necessary action to maintain and protect each item of Intellectual Property that they own or use.

(b)                                 Sellers have not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of the Sellers nor their officers and employees with responsibility for Intellectual Property matters has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Sellers must license or refrain from using any Intellectual Property rights of any third party) during the past two years that has not previously been resolved.  Except as set forth on Schedule 4.10(b), no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of Sellers with respect to the Business.

(c)                                  Schedule 4.10(c) identifies each patent or registration which has been issued to Sellers with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which Sellers have made with respect to any of its Intellectual Property, and identifies each license, agreement, or other permission which Sellers have granted to any third party with respect to any of its Intellectual Property (together with any exceptions).  Sellers have delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item.  Schedule 4.10(c) also identifies each trade name or mark and unregistered trade name or mark owned by Sellers.  With respect to each item of Intellectual Property required to be identified in Schedule 4.10(c) and except as set forth on Schedule 4.10(c):

(i)                                     Sellers possess all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction;

(ii)                                  the item is not subject to any outstanding Governmental Order;

(iii)                               no Action is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and

(iv)                              Sellers have not ever agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

(d)                                 Schedule 4.10(d) identifies each item of Intellectual Property that any third party owns and that Sellers use with respect to the Business pursuant to license, sublicense, agreement, or permission, other than “shrink wrap” software or other assets in which the right to use Intellectual Property was acquired upon purchase of the asset.  Sellers have delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date) (the “Licenses”).  With respect to each item of Intellectual Property required to be identified in Schedule 4.10(d):

(i)                                     the license, sublicense, agreement, or permission covering the item is enforceable;

(ii)                                  except as set forth on Schedule 4.10(d), the license, sublicense, agreement, or permission will continue to be enforceable on identical terms following the Closing;

(iii)                               no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv)                              no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(v)                                 with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

(vi)                              the underlying item of Intellectual Property is not subject to any Governmental Order;

(vii)                           no Action is pending or is threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property; and

(viii)                        Sellers have not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

(e)                                  None of the Intellectual Property rights to be identified in Schedules 4.10(c) and 4.10(d) will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of Business as presently conducted.

Section 4.11                            Intentionally Left Blank.

Section 4.12                            Inventories; Receivables

(a)                                  The inventories which are reflected on the Most Recent Balance Sheet and the inventories which have been acquired by Sellers since the date thereof were acquired in the Ordinary Course of Business and in a manner consistent with the regular inventory practices of Sellers.  Except as disclosed on Schedule 4.12, the inventories consist solely of quantities and qualities useable and saleable in the Ordinary Course of Business of Sellers.  Except as disclosed on Schedule 4.12, no items of inventory are held by Sellers on consignment from other Persons or are held by other Persons on consignment from Sellers.

(b)                                 The receivables classified on the Most Recent Balance Sheet as “Accounts Receivable” and all of the receivables which have arisen or have been acquired by Sellers since the date thereof (collectively, the “Receivables”) are bona fide and have arisen or were acquired in the Ordinary Course of the Business and in a manner consistent with the, Sellers regular credit practices.  The provision for doubtful accounts reflected on the Most Recent Balance Sheet has been determined in accordance with a Generally Accepted Accounting Principles, consistently applied.  Since the Most Recent Fiscal Month End, Sellers has not cancelled or agreed to cancel, in whole or in part, any Receivables except in the Ordinary Course of Business, consistent with past practices.  The Receivables have been collected or are collectible in the Ordinary Course of Business, in the aggregate amounts thereof, less the provision for doubtful accounts reflected in the Most Recent Balance Sheet.

Section 4.13                            Books and Records.

(a)                                  Except as set forth on Schedule 4.13, none of the records, systems, data or information of Sellers is recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held or accessible by any means (including, but not limited to, an electronic, mechanical or photographic process, computerized or not) that are not under the exclusive ownership and direct control of Sellers.

(b)                                 The books of account and all other material business records of Sellers with respect to the Business, are complete and correct and have been maintained in accordance with Sellers’ customary practices.  Sellers has (i) made and kept books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets and (ii) devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that:  (w) transactions are executed in accordance with management’s general or specific authorization; (x) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Generally Accepted Accounting Principles or any other criteria applicable to such statements, and (B) to maintain accountability for assets; (y) access to assets is permitted only in accordance with management’s general or specific authorization; and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.14                            Certain Contractual Obligations; Suppliers and Customers. Schedule 4.14 contains a true and complete list of all of the following Contractual Obligations of Sellers which are not Excluded Liabilities:

(a)                                  all Contractual Obligations (or group of related Contractual Obligations) for the lease of personal property to or from any Person providing for lease payments in excess of $10,000 per annum;

(b)                                 all Contractual Obligations (or group of related Contractual Obligations) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, result in a material loss to Sellers, or involve consideration in excess of $10,000;

(c)                                  all Contractual Obligations constituting partnerships or joint ventures;

(d)                                 all Contractual Obligations (or group of related Contractual Obligations) under which Sellers have created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligations, or under which Sellers have imposed a Lien on any of its assets, tangible, or intangible;

(e)                                  all Contractual Obligations imposing confidentiality or non-competition covenants outside of the Ordinary Course of Business;

(f)                                    all Contractual Obligations with any Affiliates of Sellers;

(g)                                 all profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of their current or former directors, officers, and employees;

(h)                                 all collective bargaining agreements;

(i)                                     any Contractual Obligations for the employment of any individual on a full-time, part-time, consulting, or other basis or providing severance benefits;

(j)                                     all Contractual Obligations under which Sellers have advanced or loaned any amount to any of their officers and employees;

(k)                                  all Contractual Obligations with respect to which the consequences of a default or termination could have a Material Adverse Effect on the Business; or

(l)                                     all other Contractual Obligations (or group of related Contractual Obligations) the performance of which involves consideration in excess of $10,000.

Sellers have delivered to Buyer a correct and complete copy of each written agreement listed in Schedule 4.14 (as amended to date) and a written summary of the terms and conditions of each oral Contractual Obligation referred to in Schedule 4.14, each as in effect on the date hereof and (except as otherwise required by this Agreement) as it will be in effect at the Closing, including, without limitation, all amendments (such Contractual Obligations, together with the Leases, Licenses, and Insurance Policies, Employee Benefit Plans, being referred to hereunder collectively as the “Contracts”).  To Sellers’ Knowledge, each Contract is, and after giving effect to the Closing hereunder and the consummation of the transactions contemplated hereby will be, enforceable by the Sellers, against each Person (other than Sellers) which is a party thereto, except:  (i) as otherwise required by the terms of this Agreement, (ii) for such failures to be so enforceable as do not and shall not have a Material Adverse Effect on the Business and (iii) as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and (B) general principles of equity (whether considered in a proceeding at law or in equity).  No breach or default by Sellers under any of the Contracts has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration by any other Person under any of the Contracts, except in each such case as has not had and will not have a Material Adverse Effect on the Business.  No party to any Contract has repudiated any provision of such Contract.  No breach or default by any other Person under any of the Contracts has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration by Sellers under any of the Contracts, except in each such case as has not had and will not have a Material Adverse Effect on the Business.

Schedule 4.14 sets forth (i) a list of the ten (10) largest customers of the Business based on sales during the twelve (12) months ended September 27, 2003 showing the approximate total sales to each customer during the twelve (12) months ended September 27, 2003, and (ii) a list of the ten (10) largest suppliers of the Business based on purchases during the nine (9) months ended September 27, 2003, showing the approximate total purchases from each supplier during the nine (9) months ended September 30, 2003.  Except as described on Schedule 4.14, since the Most Recent Fiscal Month End, there has not been any adverse change in the business relationship of Sellers with any customer or supplier which has had or is reasonably expected to have a Material Adverse Effect.

Section 4.15                            Intentionally Left Blank.

Section 4.16                            Insurance.  Schedule 4.16 sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which Sellers have been a party, a named insured, or otherwise the beneficiary of coverage currently in effect that provides coverage with respect to the Business (the “Insurance Policies”):  (i)   the name, address, and telephone number of the agent;  (ii)  the name of the insurer, the name of the policy holder, and the name of each covered insured;  (iii)  the policy number and the period of coverage;  (iv)  the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and (v) a description of any retroactive premium adjustments or other loss-sharing arrangements.  Sellers are not in default with respect to any material provision contained in any Insurance Policy.  Sellers have been covered during the past five (5) years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period.  Schedule 4.16 describes any self-insurance arrangements affecting Sellers.

Section 4.17                            Litigation.  Schedule 4.17 sets forth each instance in which any of Sellers (i) is subject to any outstanding Governmental Order or (ii) is a party or, to Sellers’ Knowledge, is threatened to be made a party to any Action, in, or before any Governmental Authority or before any arbitrator relating to the Business.  Sellers have no reason to believe that any other Action may be brought or threatened against Sellers relating to the Business.

Section 4.18                            Intentionally Left Blank.

Section 4.19                            Intentionally Left Blank.

Section 4.20                            Employees.  No executive, key employee, or group of employees of Sellers whose scope of employment relates to the Business has notified Sellers of any plans to terminate employment with Sellers.  Except as set forth in Schedule 4.20, Sellers are not a party to or bound by any collective bargaining agreement, nor have any of them experienced any strikes, lockouts, grievances, arbitration, claims of unfair labor practices, or other collective bargaining disputes or individual claims or complaints since January 1, 2000.  Neither Sellers and none of their officers and employees with responsibility for employment matters of Sellers has any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of Sellers.

Section 4.21                            Employee Benefits.

(a)                                  Schedule 4.21 lists each Employee Benefit Plan that Sellers maintain or to which Sellers contribute for the benefit of any current or former employee of Sellers.  Except as set forth on Schedule 4.21:

(i)                                     Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable laws.

(ii)                                  All required reports, descriptions and notices (including Form 5500 Annual Reports, Summary Annual Reports, PBGC-l’s, and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each such Employee Benefit Plan.  The requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and of Sec. 4980B and Subtitle K of the Code have been met in all material respects with respect to each such Employee Benefit Plan which is subject to such requirements.

(iii)                               All contributions (including all employer contributions and employee salary reduction and/or after tax contributions) which are due have been timely paid to each such Employee Benefit Plan, and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such Employee Benefit Plan or accrued on the basis of consistent methods in accordance with sound actuarial or accounting practices.

(iv)                              Each such Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Code Sec. 401(a) and has received a favorable determination letter from the Internal Revenue Service under the Tax Reform Act of 1986, upon which such Sellers are currently entitled to rely, or has timely filed an application for such a letter.  To Sellers’ Knowledge, there is no circumstance or event which would jeopardize the tax-qualified status of any such Employee Pension Benefit Plans.

(v)                                 The market value of assets under each such Employee Benefit Plan which is a defined benefit Employee Pension Benefit Plan (other than any Multiemployer Plan) equals or exceeds the present value of all vested and nonvested Liabilities thereunder determined in accordance with the methods, factors, and assumptions applicable to such Employee Pension Benefit Plan for ongoing funding purposes as measured as of the most recent valuation date thereunder.

(vi)                              Sellers have delivered to Buyer correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent Form 5500 Annual Report, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan.

(b)                                 With respect to each Employee Benefit Plan that Sellers or any ERISA Affiliate maintains or to which any of them contributes, or is required to contribute, or has any Liability, except as set forth on Schedule 4.21:

(i)                                     No such Employee Benefit Plan which is a defined benefit Employee Pension Benefit Plan (other than any Multiemployer Plan) has been completely or partially terminated or been the subject of a Reportable Event as to which notices would be required to be filed with the PBGC.  No proceeding by the PBGC to terminate any such Employee Pension Benefit Plan (other than any Multiemployer Plan) has been instituted or, to the Knowledge of Sellers and Sellers’ officers and employees with responsibility for employee benefits matters, threatened.

(ii)                                  There have been no Prohibited Transactions with respect to any such Employee Benefit Plan for which Sellers have any Liability.  None of Sellers has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan.  No Action with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of Sellers, threatened.

(iii)                               Sellers have not incurred, and neither of Sellers’ officers and employees with responsibility for employee benefits matters has any reason to expect that Sellers will incur, any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal Liability) with respect to any such Employee Benefit Plan which is a defined benefit Employee Pension Benefit Plan.

(iv)                              There are and during the past three (3) years there have been no inquiries, proceedings, claims or suits pending or, to the Knowledge of Sellers, threatened by any Governmental Authority or by any participant or beneficiary against any of the Employee Benefit Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or to the Knowledge of Sellers, against any fiduciary of any of such Employee Benefit Plans with respect to the design or operation of the Employee Benefit Plans.

(c)                                  Neither Sellers nor any of their ERISA Affiliates has or, within past five years, had any obligation to contribute to any Multiemployer Plan or has any Liability thereunder.

(d)                                 Sellers do not maintain or contribute, and do not have any Liability under any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Sec. 4980B or other than with respect to which the full cost thereof is borne by such employees, their spouses or dependents).

Section 4.22                            Intentionally Left Blank.

Section 4.23                            Certain Business Relationships with Sellers.  Except as set forth on Schedule 4.23, Sellers have not been involved in any business arrangement or relationship with their respective Affiliates within the past twelve (12) months, and no Affiliate any of Sellers owns any asset, tangible or intangible, which is used in the Business.

Section 4.24                            Disclosure.  None of the representations or warranties of Sellers contained in this Agreement or in any other document, certificate or other instrument required to be furnished by Sellers to the Buyer pursuant to this Agreement, contains or will contain any untrue statement of a material fact relating to the Business or Sellers, or omits or will omit to state any such material fact necessary, in light of the circumstances under which it was or will be made, in either case in order to fully and fairly provide the information required to be provided in any such representation, warranty, document, certificate or other instrument.

ARTICLE V

POST-CLOSING COVENANTS

Section 5.1                                   General.  In case at any time after the Closing any further action is necessary or desirable to consummate the transactions contemplated by this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request in writing, all at the sole cost and expense of the requesting party (unless the requesting Party is entitled to indemnification therefore under Article VI below).  Sellers acknowledge and agree that from and after the Closing, Buyer will be entitled to possession of all documents, books, records, agreements, and financial data relating to the Business, except for the Excluded Assets.

Section 5.2                                   Litigation Support; Access to Records.

(a)                                  In the event and for so long as any Party actively is contesting or defending any Action in connection with (i) any transaction contemplated under this

Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Sellers, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably requested in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article VI; provided however, that if such Action is one between the Parties, the applicable rules of procedure and evidence of the forum in which such Action is pending shall govern with respect to the subject matter of this Section 5.2 with respect to such Action).

(b)  Buyer shall retain the books and records of the Business as they physically exist on the Closing Date for a period of seven (7) years (or such longer time period as typically maintained by similar companies or as may be required by law), from the Closing Date.  Sellers shall have access to such books and records on reasonable notice during normal business hours for any reasonable and necessary purpose.

Section 5.3                                   No Adverse Action by Sellers.  Sellers will not take any action other than as contemplated by, or as a result of the execution of, this Agreement that is designed or intended to have the effect of discouraging any lessor, licensor, customer, or supplier of the Business from maintaining the same business relationships with Buyer after the Closing as it maintained with Sellers prior to the Closing.

Section 5.4                                   Confidentiality.

(a)                                  From and after the Closing, Sellers will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which is in their possession; provided, however, that Sellers may retain copies of such Confidential Information as Sellers may reasonably determine in order to comply with any legal Requirement (including any Tax filing) and their obligations contained in this Article V.  In the event that Sellers are requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, then Sellers will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5.4.  If, in the absence of a protective order or the receipt of a waiver hereunder, Sellers are, on the advice of counsel, required to disclose any Confidential Information to any tribunal or else stand liable for contempt, Sellers may disclose the Confidential Information to the tribunal; provided, however, that Sellers shall use their commercially reasonable efforts to obtain, at the request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.  The foregoing provisions shall not apply to any Confidential Information, which is generally available to the public immediately prior to the time of its disclosure.

(b)                                 Notwithstanding any other provision of this Agreement, any Party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the transactions contemplated by this Agreement (the “Transactions”) and all materials of any kind (including opinions or other Tax analyses) that are provided to it relating to such Tax treatment and Tax structure.  However, such disclosure may not be made to the extent that the disclosure is restricted to comply with any securities laws.  Moreover, such disclosure may not be made until the earlier of (i) the date of the public announcement of discussions relating to the Transactions, (ii) the date of the public announcement of the Transactions or (iii) the date of execution of an agreement to enter into the Transactions.  In connection with the foregoing, any Party to this Agreement shall be free to consult any Tax advisor regarding the Tax treatment or Tax structure of the Transactions.  For purposes of this Section 5.4, the Tax treatment of the Transactions is the purported or claimed U.S. federal income Tax treatment of the Transaction, and the Tax structure of the Transaction is any fact that may be relevant to understanding the purported or claimed U.S. federal income Tax treatment of the Transactions.

(c)                                  Sellers and Buyer acknowledge and agree that, (i) they regard the restrictions contained in Section 5.4 as reasonable and designed to provide Buyer with limited, legitimate and reasonable protection against subsequent diminution of the value of Business attributable to any actions of Sellers, or any of their Affiliates contrary to such covenants, and (ii) because the legal remedies of Buyer may be inadequate in the event of a breach of, or other failure to perform, any of the covenants and obligations set forth in Section 5.4, Buyer may, in addition to obtaining any other remedy or relief available to it (including, without limitation, consequential and other damages at law), obtain specific enforcement of Section 5.4 and other equitable remedies.  Sellers also acknowledge and agree that no breach by Buyer of, or other failure by Buyer to perform, any of the covenants or obligations of Buyer under this Agreement or otherwise shall relieve Sellers of any of its obligations under Section 5.4.

Section 5.5                                   Business Employees.  Between the Closing Date and December 31, 2003:  (i) Sellers will continue to employ all the Business Employees on Buyer’s account; and (ii) Sellers will pay wages, salaries and overtime compensation, and make all employee benefit contributions and payroll withholding Tax deposits, and pay all health insurance claims and expenses for the Business Employees.  Buyer shall reimburse Sellers for such costs as such costs become due and payable in the Ordinary Course of Business.  Buyer shall offer to employ as of January 1, 2004 all of the Business Employees who complete employment applications.  Buyer shall fully indemnify and hold harmless Sellers for all liabilities and obligations owing to or in respect of the Business Employees (and their eligible dependents) from and after the Closing Date.

Section 5.6                                   Corporate Names.  Within ten (10) days after Closing, each Seller will change its corporate name to a name that does not include the words “Peek” or “Traffic”.  Sellers and Buyer will cooperate to coordinate all corporate name change filings.

Section 5.7                                   Distribution Arrangements..  The Parties agree that (i) for one year from the date hereof, an Affiliate of Sellers shall act as Buyer’s exclusive distributor in Europe for the Video Track product and any other products manufactured, distributed or sold by the Business in Europe at a price equal to Buyer’s cost plus 15%; (ii) thereafter, an Affiliate of Sellers shall act as Buyer’s non-exclusive distributor for the Video Track product and any other products manufactured, distributed or sold by the Business in Europe at a price to be determined; and (iii) for one year from the date hereof, if Buyer or any of its Affiliates determines to purchase any products manufactured, distributed or sold by Sellers or their Affiliates, such purchases shall be at a price equal to Sellers’ (or their Affiliates’) cost plus 15%.

ARTICLE VI

REMEDIES FOR BREACHES OF THIS AGREEMENT

Section 6.1                                   Survival of Representations, Warranties and Covenants. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of two (2) years from the Closing Date except:  (i) with respect to the representations and warranties of Section 3.1 and Section 3.2 which shall continue in full force and effect thereafter indefinitely; and (ii) with respect to any representation or warranty which is made with intent to defraud, which shall continue in full force and effect thereafter for six (6) months after such fraud has been, or should have been, detected.  All covenants of the Parties that are to be performed after Closing shall continue and expire in accordance with their respective terms.

Section 6.2                                   Indemnification Provisions for Benefit of Buyer.

(a)                                  From and after the Closing, Sellers, jointly and severally, shall indemnify Buyer and its Affiliates, officers, directors, employees, stockholders, agents and representatives (each a “Buyer Indemnified Party”) against, and hold them harmless from, any Losses, as incurred (payable promptly upon written request), to the extent arising from:

(i)                                     any breach of any representation or warranty of Sellers that survives the Closing and is contained in this Agreement;

(ii)                                  any breach of any covenant of Sellers contained in this Agreement requiring performance after the Closing Date;

(iii)                               any Excluded Liability;

(iv)                              any product liability or product warranty claim that is an Assumed Liability; and

(v)                                 any fees, expenses or other payments incurred or owed by Sellers to any brokers, finders, agents or other comparable persons retained or employed by Sellers in connection with the transactions contemplated by this Agreement.

(b)                                 Subject to Section 6.2(c), Sellers shall not be required to indemnify any Buyer Indemnified Party, and shall not have any Liability:

(i)                                     under Section 6.2(a)(i) above unless the aggregate of all Losses for which Seller would, but for this sub-clause (b)(i), be liable exceeds on a cumulative basis an amount equal to $300,000, and then only to the extent of any such excess;

(ii)                                  under Section 6.2(a)(i) (other than with respect to breaches of Sections 4.6, 4.10 or 4.14) or Section 6.2(a)(iv) for any individual items where the Loss relating thereto is less than $50,000 (each a “De Minimus Loss”; provided that a De Minimus Loss with respect to breaches of Sections 4.6, 4.10 or 4.14 shall be any Loss relating thereto that is less than $30,000) and such items shall not be aggregated for purposes of Sections 6.2(a)(i) or (a)(iv);

(iii)                               under Section 6.2(a)(iv) in excess of 80% of such Loss if such Loss is greater than a De Minimus Loss but such Loss is less than or equal to $1,000,000;

(iv)                              under Sections 6.2(a)(i) or (a)(iv) above in excess of $3,750,000 in the aggregate;

(v)                                 for any Losses under Section 6.2(a)(i) unless a claim for such Losses has been asserted in writing (stating in reasonable detail the basis of such claim) on or prior to the second anniversary of the Closing Date;

(vi)                              with respect to consequential, special or punitive damages of any kind, damages relating to business interruption or lost profits (regardless of the characterization thereof), damages for the diminution in value of the Business;

(vii)                           to the extent the matter in question, taken together with all similar matters, does not exceed the amount of any reserves with respect to such matters that are reflected in the Financial Statements or the notes thereto;

(viii)                        with respect to any claim by any Business Employee arising as a result of or relating to the termination of such Business Employee’s employment with Buyer or any actions by Buyer or its Affiliates following the Closing if such Business Employee accepted Buyer’s offer of employment; and

(ix)                                under Section 6.2(a) to the extent the liability or obligation arises as a result of (A) any action taken or omitted to be taken by Buyer or any of its Affiliates (including any officers or employees of the Business following the Closing Date) or (B) any breach of a representation or warranty contained in Section 3.1 or Article IV to the extent Buyer had Knowledge that such representation or warranty was not true and correct in all material respects when made.

(c)                                  Buyer acknowledges that its sole and exclusive remedy after the Closing with respect to any and all claims relating to Section 6.2(a)(i) or (a)(iv) shall be pursuant to the indemnification provisions set forth in this Article VI.  In furtherance of the foregoing, Buyer hereby waives, from and after the Closing, to the fullest extent permitted under any applicable Legal Requirement, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) it may have against Sellers arising under Section 6.2(a)(i) or (a)(iv) (except pursuant to the indemnification provisions set forth in this Article VI).

Section 6.3                                   Indemnification Provisions for the Benefit of Sellers.  From and after the Closing, Buyer shall indemnify each of the Sellers, their Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (each a “Seller Indemnified Party”) against, and hold them harmless from, any Losses, as incurred (payable promptly upon written request), and is arising from (i) any breach of any representation or warranty of Buyer contained in this Agreement to the extent that survives Closing; (ii) any breach of any covenant of Buyer contained in this Agreement requiring performance post-Closing; (iii) any Assumed Liability; or (iv) any fees, expenses or other payments incurred or owed by Buyer to any brokers, finders, agents or other comparable persons retained or employed by Buyer in connection with the transactions contemplated by this Agreement.

Section 6.4                                   Calculation of Losses; Payment in Consideration Stock; Escrow.

(a)                                  The amount of any Loss for which indemnification is provided under this Article VI shall be net of any amounts recovered or recoverable by the indemnified party under insurance policies with respect to such Loss and shall be (i) increased to take account of any net Tax cost incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the indemnified party arising from the incurrence or payment of any such Loss.  In computing the amount of any such Tax cost or Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss.  Any offset made against any Receivable based upon or arising from any Liability of Sellers that Buyer has not expressly agreed to assume pursuant to Section 2.2 shall be a Loss for which indemnification is provided hereunder.

(b)                                 Notwithstanding anything else in this Agreement to the contrary, any Loss for which Sellers are required to provide indemnification in the form of monetary payment pursuant to Section 6.2(a)(i) and Section 6.2(a)(iv) shall only be satisfied by delivery to the Buyer Indemnified Party of shares of the Consideration Stock.  To satisfy any of Seller’s indemnification obligations hereunder, Consideration Stock shall be valued at the Formula Price Per Share as of the date the claim is made by the Buyer Indemnified Party.

(c)                                  To secure Sellers’ obligations to Buyer provided in this Article VI, the Parties agree that 150,603 shares of the Consideration Stock shall be deposited on the Closing Date or as soon as reasonable thereafter with the LaSalle National Association as escrow agent pursuant to an Escrow Agreement substantially in the form of Exhibit J.

Section 6.5                                   Termination of Indemnification.  The obligations to indemnify and hold harmless any party, (i) pursuant to Section 6.2(a)(i) or 6.3(i), shall terminate on the second anniversary of the Closing Date and (ii) pursuant to the other sub-clauses of Section 6.2 or Section 6.3 shall not terminate; provided, however, that any obligations to indemnify and hold harmless a party under this Agreement shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the party to be providing the indemnification.

Section 6.6                                   Third Party Claims.

(a)                                  Each person entitled to indemnification under this Agreement (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has Knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party (at its expense) to assume the defense of any claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense, but only at such Indemnified Party’s expense; provided, further, however, that the fees and expenses of the Indemnified Party’s counsel shall be paid by the Indemnifying Party as they are incurred if:

(i)                                     the employment and agreement to pay has been specifically authorized by the Indemnifying Party in writing at the time of engagement of counsel;

(ii)                                  the Indemnifying Party has (x) declined to assume the defense and employ counsel or pay for such counsel at the time of engagement, or (y) has not, within ten (10) days after being notified of a potential claim for indemnification hereunder, provided notice of its election to assume the defense of the relevant claim or litigation and pay for such counsel; or

(iii)                               the named parties to any action (including any impleaded parties) include both a Buyer Indemnified Party and Sellers, and the Indemnified Party has been advised by such counsel in writing that representation of such parties by the same counsel would be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them (in which case), if the Indemnified Party notifies the Indemnifying Party in writing that the Indemnified Party elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall have neither the right nor the obligation to assume the defense of such action on behalf of the Indemnified Party.  For purposes of this Section 6.6(a)(iii) solely, counsel for the Indemnified Party shall be counsel selected by the Indemnified Party and reasonably acceptable to the Indemnifying Party.

(b)                                 The omission of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement unless and to the extent the Indemnifying Party is actually prejudiced by such omission.  No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which (I) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation or (II) would impose an injunction or other equitable relief upon the Indemnified Party.  Notwithstanding the foregoing, the Indemnified Party shall have the right at all times to take over and assume control of the defense, settlement, negotiations or lawsuit relating to any claim or demand; provided, however, that if the Indemnified Party does so take over and assume control, the amount of the indemnity by the Indemnifying Party shall be limited to the amount the Indemnifying Party is able to demonstrate that it and the claimant could have settled the matter for immediately prior to the time of assumption.  In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against such claim or demand, and shall be entitled to settle or agree to pay in full such claim or demand, in its sole discretion and shall be reimbursed for its costs of defense as they are incurred.

(c)                                  The Indemnified Party shall cooperate with the Indemnifying Party in defending any such claim and provide any books, records, information or testimony requested, which is in the hands of or under the control of the Indemnified Party.

Section 6.6                                   Mitigation.  Buyer and Sellers shall cooperate with each other with respect to resolving any claim or Liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or Liability.  In the event that Buyer or Sellers shall fail to make such commercially reasonable efforts to mitigate or resolve any claim or Liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person for any Loss, liability, claim, damage or expense that could reasonably be expected to have been avoided if Buyer or Sellers, as the case may be, had made such efforts.

ARTICLE VII

MISCELLANEOUS

Section 7.1                                   Press Releases and Public Announcements.  No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Buyer and Sellers; provided, however, that any Party may make any public disclosure it believes in good faith is required by any Legal Requirement or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties and receive their comment upon such disclosure prior to making the disclosure).  Prior to the Closing, the Parties will cooperate with respect to the form, content and delivery of announcement or press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement, to the employees, customers, suppliers or other Persons to whom the Sellers sell goods or provide services or with whom the Sellers otherwise have significant business relationships and to the public generally.

Section 7.2                                   No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 7.3                                   Entire Agreement.  This Agreement (including the Annexes, Exhibits and Disclosure Schedules and other documents referred to herein and incorporated herein by reference) constitute the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent related in any way to the subject matter hereof.

Section 7.4                                   Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

Section 7.5                                   Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instruments.

Section 7.6                                   Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.7                                   Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if send by facsimile (with written confirmation of receipt and a copy is mailed, by registered or certified mail, return receipt requested, postage prepaid), or if sent by a nationally recognized overnight delivery service (with written confirmation of receipt in each case) addressed to the intended recipient, as set forth below:

If to Sellers:	Peek Traffic, Inc.
Peek Traffic Systems, Inc.
c/o Peek Corporation
2511 Corporate Way
Palmetto, FL 34221
Attn: Andy Roake, CEO
Facsimile: 941-365-0837

With a copy (which shall not constitute notice) to:	Allen & Overy 1221 Avenue of the Americas New York, NY 10020 Attn: Hugh McDonald Facsimile: 212-610-6399

If to Buyer:	Vision Acquisition Corporation
30th Floor
One East Wacker Drive
Chicago, IL 60601
Attn: Leslie J. Jezuit
Facsimile: 312-467-1356

With a copy (which shall not constitute notice) to:	Holland & Knight LLC 131 S. Dearborn, 30th Floor Chicago, IL 60603 Attn: Anne Hamblin Schiave Facsimile: 312-578-6666

Either Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, facsimile, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

Section 7.8                                   Governing Law.  This Agreement (and any claims or disputes arising out of or relating hereto or to the transactions contemplated hereby or to the inducement of any Party to enter into herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the substantive laws of the State of Illinois without reference to any conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE APPLICABLE STATE OR FEDERAL COURTS SITTING IN CHICAGO, ILLINOIS, FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SPECIFIED COURT OR THAT SUCH ACTION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM IF BROUGHT IN THE APPLICABLE COURT.

Section 7.9                                   Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Sellers.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 7.10                            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any circumstance in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other circumstance or in any other jurisdiction.

Section 7.11                            Expenses.  Subject to Article VI, each of the Parties will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 7.12                            Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance.  If any Party has breached any representation, warranty, or covenant contained herein any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

Section 7.13                            Incorporation of Exhibits, Annexes, and Schedules.  The Annexes, Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 7.14                            Specific Performance.  Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

* * * * * *

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

BUYER:		SELLERS:

Vision Acquisition Corporation		Peek Traffic, Inc.

By:	/s/ LESLIE JEZUIT	By:	/s/ ANDY ROAKE

Title:	PRESIDENT	Title:	DIRECTOR

Peek Traffic Systems, Inc.

		By:	/s/ ANDY ROAKE

		Title:	DIRECTOR

ANNEXES

Annex I	Third Party Consents to Assignment of Contracts

EXHIBITS

Exhibit A	Bill of Sale

Exhibit B	Assignment of Intellectual Property

Exhibit C	Employment Agreement with Tim O’Leary

Exhibit D	Perpetual License Agreement

Exhibit E	Investor Standstill Agreement

Exhibit F	Non-Competition Agreement

Exhibit G	Quixote Corporation Guaranty Agreement

Exhibit H	Transition Services Agreement

Exhibit I	Registration Rights Agreement

Exhibit J	Escrow Agreement

Exhibit K	Assignment and Assumption Agreement